[redacted]

09055537

PROCESSED
MAR 04 2009
THOMSON REUTERS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 2/26

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BPU Investment Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Oxford Centre, Suite 3300, 301 Grant Street
(No. and Street)

Pittsburgh (City) PA (State) 15219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rick E. Pierchalski 412-288-9150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite [illegible] (Address) (City) PA (State) 15237 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

SEC Mail Processing Section
FEB 23 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rick E. Pierchalski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BPU Investment Management, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kimberly A. Milburn, Notary Public
City Of Greensburg, Westmoreland County
My Commission Expires Sept. 29, 2011
Member, Pennsylvania Association of Notaries

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BPU INVESTMENT MANAGEMENT, INC.
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2008

CONTENTS

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

BPU Investment Management, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **BPU Investment Management, Inc.** (the "Company") as of December 31, 2008, and the related statements of operations, changes in subordinated borrowings, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **BPU Investment Management, Inc.** at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under SEC Rule 15c3-1, Reconciliation of Reported Net Capital Under SEC Rule 15c3-1 , Statement of Exemption from Reserve Requirement Computation Under SEC Rule15c3-3 as of December 31, 2008, and Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 on pages 11 through 15 inclusive is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lally & Co., LLC

January 16, 2009

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and Cash Equivalents	$	151,166
Securities Owned - At Market Value		33,369
Receivable from Broker-Dealers and Clearing Organizations		257,929
Prepaids and Other Assets		215,382
Furniture, Equipment, and Leasehold Improvements - At Cost, Less Accumulated Depreciation of Approximately $232,900		16,969
Total Assets	$	674,815

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts Payable, Accrued Expenses, and Other Liabilities	$	216,281
Stockholders' Equity		
Common Stock - Par Value $1 Per Share; 100,000 Shares Authorized; 65,000 Shares Issued and Outstanding		65,000
Retained Earnings		393,534
Total Stockholders' Equity		458,534
Total Liabilities and Stockholders' Equity	$	674,815

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUE	
Investment Management Fees	$ 3,257,831
Net Dealer Inventory and Investment Gains	1,098,370
Commission and Fees	1,138,482
Interest	154,990
Other Revenues and Gains	17,206
Total Revenue	5,666,879
EXPENSES	
Employee Compensation and Benefits	3,836,930
Other	1,095,908
Commissions and Clearing Charges to Other Brokers	277,822
Communications	221,578
Occupancy and Equipment Rentals	208,137
Total Expenses	5,640,375
Net Income	$ 26,504

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
YEAR ENDED DECEMBER 31, 2008

Subordinated Borrowings - December 31, 2007	$	-
Increases		-
Decreases		-
Subordinated Borrowings - December 31, 2008	$	-

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock	Retained Earnings	Total
Balance - December 31, 2007	$ 65,000	$ 517,030	$ 582,030
Stockholder Dividends	-	(150,000)	(150,000)
Net Income	-	26,504	26,504
Balanace - December 31, 2008	$ 65,000	$ 393,534	$ 458,534

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES		
Net Income	$	26,504
Noncash Items Included in Net Income		
Depreciation		13,480
Unrealized Losses on Securities		31,770
Changes In		
Receivable From Broker-Dealers and Clearing Organizations		(58,380)
Prepaids and Other Assets		(165,903)
Accounts Payable, Accrued Expenses, and Other Liabilities		9,662
Net Cash and Cash Equivalents From Operating Activities		(142,867)
FINANCING ACTIVITIES		
Dividends Paid		(150,000)
Net Decrease in Cash and Cash Equivalents		(292,867)
Cash and Cash Equivalents - Beginning		444,033
Cash and Cash Equivalents - Ending	$	151,166

The accompanying notes are an integral part of these financial statements.

1 – ORGANIZATION

BPU Investment Management, Inc. was incorporated in September 1985, and was organized under the laws of the Commonwealth of Pennsylvania. The Company operates as a securities broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA") and is also a federally registered investment advisor.

The Company is headquartered in Pittsburgh, Pennsylvania and maintains branch offices in Greensburg and Uniontown, Pennsylvania. The Company executes principal and agency securities transactions, and manages investment portfolios.

2 – SIGNIFICANT ACCOUNTING POLICIES

The financial statements of BPU Investment Management, Inc. are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in the financial statements, summarized below are the more significant accounting policies.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Securities Transactions

The Company clears securities transactions through Pershing LLC, a member of the New York Stock Exchange, Inc. and NASDAQ, on a fully disclosed basis. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3.

Securities transactions, together with related commission revenues and expenses, are recorded on a settlement date basis, generally the third business day following the trade date.

Cash and Cash Equivalents

The Company maintains balances on deposit with financial institutions and its clearing organizations. Those organizations are located in Pennsylvania and Massachusetts (financial institutions) and Virginia and New Jersey (clearing organizations). The accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation. The cash accounts maintained at the clearing organizations are insured by the Securities Investor Protection Corporation. At certain times during the year, the Company's cash balances may exceed those limits. The Company has not experienced any losses associated with those accounts.

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents (Continued)

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

Securities Owned

Securities owned are held in accounts with the Company's clearing organizations and consist of equity securities. The securities accounts at the clearing organizations are insured by the Securities Investor Protection Corporation up to $500,000.

Securities are carried at market value. Investments in securities traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the primary securities exchange on which securities have traded on the last business day of the year. The resulting difference between cost and market is included in income.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives ranging from five to seven years. Depreciation expense for the year ended December 31, 2008, amounted to approximately $13,500.

Investment Management Fees

Investment management fees charged to customers are billed quarterly, but are recognized on a pro rata basis over the quarter as earned.

Advertising Costs

Advertising costs are charged to operations when the advertisement takes place. Advertising expense was approximately $160,100 in 2008 and is included in the accompanying statement of operations under the caption "Other Expenses."

Income Taxes

The Company has elected S corporation status for federal and state income tax purposes. Earnings and losses are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company's financial statements do not include a provision for income taxes.

Management has elected to defer the application of FAS FIN 48, *Accounting for Uncertain Tax Positions* in accordance with FSP FIN 48-3. The Company will continue to follow FAS 5, *Accounting for Contingencies*, until it adopts FIN 48.

3 – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2008, consisted of the following:

Deposits with Clearing Organizations	$ 100,000
Fees and Commissions Receivable	157,929
	$ 257,929

The Company clears its transactions on a fully disclosed basis through Pershing LLC. The amounts receivable from the clearing organization relate to amounts due from that organization.

4 – EMPLOYEE BENEFIT AND DEFERRED COMPENSATION PLANS

The Company sponsors a profit sharing plan under Section 401(k) of the Internal Revenue Code benefiting substantially all employees, as defined. Employees are eligible to participate as of the date of their employment. A contribution to the plan totaling approximately $130,300 was incurred by the Company for the year.

The Company also sponsors a cafeteria plan under Section 125 of the Internal Revenue Code. The plan provides health care benefits for full time employees. Pretax salary reductions from employees are contributed to the plan.

5 – REVOLVING CREDIT LINE

Under the terms of a revolving credit agreement with a bank, the Company may borrow up to $300,000, which was fully available at December 31, 2008. Principal borrowings on the line are payable on demand and interest on advances is payable monthly at the prime rate plus .5% (3.75% at December 31, 2008). The line is collateralized with principally all assets of the Company and calls for stockholder guarantees. The credit line agreement also calls for periodic renewals.

6 – COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space, vehicles, and equipment under several short-term and long-term agreements that expire in various years through 2019. Certain of the leases call for renewal options. The leases are classified as operating leases. The leases call for monthly base rents of approximately $23,200 at December 31, 2008. Certain of the office space leases contain provisions for additional rents for real estate tax increases and building operating costs based on the Company's pro rata share of building occupancy. For the year ended December 31, 2008, rent expense under the leases was approximately $208,100.

6 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Leases (Continued)

Minimum future rental payments under non-cancelable operating leases having remaining lease terms in excess of one year as of December 31, 2008, for each of the next five years and in the aggregate are:

Year Ending December 31,	
2009	$ 258,500
2010	290,600
2011	246,700
2012	321,400
2013	342,000
Thereafter	1,863,500
	$ 3,322,700

Affiliation Agreement

The Company has an affiliation agreement to provide certain financial services to a third-party organization. Under the terms of the agreement, the Company compensates this affiliate at certain agreed-upon rates for revenues earned on services generated by the affiliate. The agreement has no expiration date and can be terminated by either party with a sixty day written notice. During 2008, approximately 1% of the Company's revenues were earned under this agreement.

7 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness," as defined, not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2008, the Company's net capital under the uniform net capital rule was approximately $235,600, which exceeded the minimum capital requirements by approximately $185,600. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008, was .92 to 1.

8 – RELATED PARTY TRANSACTIONS

During 2008, the Company made various loans and advances to certain of its stockholders. At December 31, 2008, stockholder loans and advances totaling approximately $128,400 were outstanding and are included in the statement of financial condition under the caption "Prepaids and Other Assets." The loans and advances have no provisions for interest, no fixed repayment terms, and are due on demand.

SUPPLEMENTARY INFORMATION

BPU INVESTMENT MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2008

NET CAPITAL		
Stockholders' Equity	$	458,534
Deductions		
Nonallowable Assets:		
Furniture and Equipment - Net		16,969
Other Assets		194,027
Other Deductions and/or Charges		4,000
Haircuts on Securities Owned		7,918
		222,914
Net Capital	$	235,620
AGGREGATE INDEBTEDNESS		
Accounts Payable, Accrued Expenses, and Other Liabilities	$	216,281
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Requirement (Greater of 6-⅔% of Aggregate Indebtness or $50,000	$	50,000
Net Capital in Excess of Amount Required		185,620
Net Capital	$	235,620
Ratio of Aggregate Indebtedness to Net Capital		.92 to 1

See independent auditors' report.

BPU INVESTMENT MANAGEMENT, INC.
RECONCILIATION OF REPORTED NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2008

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2008)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report, as Originally Filed	$ 235,620
Difference	-
Net Capital, as Reported in the Audited Financial Statements	$ 235,620

See independent auditors' report.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF EXEMPTION FROM RESERVE REQUIREMENT COMPUTATION
UNDER SEC RULE 15c3-3
DECEMBER 31, 2008

BPU Investment Management, Inc. claims exemption based on Regulation 240.15c3-3 under (k)(2)(ii). As an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker (Pershing: SEC#8-17574) or other distributors. BPU Investment Management, Inc. promptly transmits all customer funds and securities to the clearing broker or other distributors, who carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or other distributors.

See independent auditors' report.

OTHER INFORMATION

Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 office
412.366.3111 fax
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

BPU Investment Management, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of **BPU Investment Management, Inc.** (the "Company") for the year ended December 31, 2008, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against

loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, SEC, Financial Industry Regulatory Authority ("FINRA") and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lally & Co., LLC

January 16, 2009

END